SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 10, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1 FORM OF $20.0 MILLION 6% BOND DUE 2012
EX-99.1: TWENTY-THIRD SUPPLEMENTAL INDENTURE
EX-99.2: TWENTY-FOURTH SUPPLEMENTAL INDENTURE
EX-99.3: SUPPLEMENTAL AGREEMENT
EX-99.4: PRESS RELEASE

Supplemental Indentures; Supplemental Agreement; $20.0 Million 6% Bond Due 2012; Delivery of Three Newbuild Vessels
     Dated as of July 2, 2009, Navios Maritime Holdings Inc. (the “Company”) entered into a Twenty-Third Supplemental Indenture in order to add Floral Marine Ltd., Red Rose Shipping Corp. and Pandona Marine Inc., each a Marshall Islands corporation and an indirect subsidiary of the Company, as guarantors to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
     A copy of the Twenty-Third Supplemental Indenture is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
      Dated as of July 14, 2009, the Company entered into a Twenty-Fourth Supplemental Indenture in order to add Customized Development S.A., a Liberian corporation and an indirect subsidiary of the Company, as guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
      A copy of the Twenty-Fourth Supplemental Indenture is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     On July 10, 2009, the parties to the previously announced and executed Facility Agreement, dated December 11, 2007 for a loan amount of up to $154.0 million, entered into a Supplemental Agreement providing for the amendment of such Facility Agreement. In addition to other provisions, the Supplemental Agreement provides for reduction of the loan amount from $154.0 million to $130.0 million and the related provisions regarding drawdown amounts, required security amounts and repayment amounts.
     A copy of the Supplemental Agreement is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.
     In July 2009, the Company issued a $20.0 million 6% bond due 2012 (the “Debt Security”) in partial settlement of the purchase price of a newbuilding Capesize vessel it previously agreed to purchase. The Debt Security is not convertible into any securities of the Company.  The Company agreed to pay interest on the Debt Security at the rate of 6% per annum, which amounts are due and payable on July 24, 2012, the maturity date.  The Debt Security may be prepaid by the Company at any time without prepayment penalty.
     A form of the Debt Security is filed as Exhibit 10.1 as part of this Report and is incorporated herein by reference.
     On August 3, 2009, the Company announced the delivery of three newbuild Capesize vessels: the Navios Bonavis on June 29, 2009; the Navios Happiness on July 23, 2009; and the Navios Pollux on July 24, 2009.
     A copy of the press release is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 4, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Form of $20.0 million 6% Bond Due 2012

99.1	Twenty-Third Supplemental Indenture dated as of July 2, 2009.

99.2	Twenty-Fourth Supplemental Indenture dated as of July 14, 2009.

99.3	Supplemental Agreement dated as of July 10, 2009.

99.4	Press release dated August 3, 2009.